Exhibit (a)(5)(viii)

Vonage Holdings Corp. Announces Completion of Refinancing of Existing Convertible Debt

HOLMDEL, N.J., November 3, 2008 — Vonage Holdings Corp. (NYSE: VG), a leading provider of broadband telephone service, announced today that it has completed the refinancing of its outstanding 5.0% Senior Unsecured Convertible Notes due 2010 (the “old notes”). The Company repurchased the old notes pursuant to a tender offer, which expired at noon, New York City time, on November 3, 2008. In order to repurchase the old notes, the Company used net proceeds from a new financing consisting of a $130.3 million senior secured first lien credit facility, a $72.0 million senior secured second lien credit facility and $18.0 million of new senior secured third lien notes plus cash on hand.

John Rego, Vonage Chief Financial Officer said, “We are pleased to complete this final step in the refinancing of our convertible debt. The financial stability provided from this funding, coupled with the Company’s ability to generate cash from operations will enable Vonage to invest in future growth.”

In accordance with the terms of the tender offer, the Company accepted $253,460,061 aggregate principal amount of old notes, which represents all of the validly tendered old notes, at a purchase price of $1,000 for each $1,000 principal amount of old notes, plus accrued and unpaid interest up to, but not including, the date of purchase.

In connection with the refinancing, on November 3, 2008 at a scheduled stockholders meeting, the Company obtained stockholder approval of the potential issuance of shares of common stock upon conversion of the new senior secured third lien notes among other things.

The lenders under the first and second lien senior facilities and the purchasers of the convertible notes are Silver Point Finance, LLC (“Silver Point”), certain of its affiliates, other third party lenders and affiliates of Vonage.

Miller Buckfire & Co., LLC and Shearman & Sterling LLP acted as financial and legal advisors, respectively, to the Company and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor to Silver Point in connection with the refinancing transaction.

Miller Buckfire & Co., LLC is acting as Dealer Manager and D.F. King & Co., Inc. is acting as the Information Agent in connection with the tender offer. American Stock Transfer & Trust Company, LLC is the Depositary for the tender offer. For any questions concerning the tender offer contact D.F. King & Co., Inc. by calling 212-269-5550 (for banks and brokers) or 1-888-628-9011 (all others toll free). The Depositary will promptly commence payment for the old notes purchased in the tender offer.

Safe Harbor Statement

This press release contains forward-looking statements regarding the Company’s refinancing, its impact on the Company and the Company’s future financial performance. The forward-looking statements in this report are based on information available at the time the statements are made and/or management’s belief as of that time with respect to future events and involve risks and uncertainties that could cause actual results and outcomes to be materially different. The forward-looking statements may also be impacted by the other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission. While the Company may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

About Vonage

Vonage (NYSE: VG) is a leading provider of broadband telephone services with more than 2.6 million subscriber lines. Our award-winning technology enables anyone to make and receive phone calls with a touch tone telephone almost anywhere a broadband Internet connection is available. We offer feature-rich and cost-effective communication services that offer users an experience similar to traditional telephone services.

Our Residential Premium Unlimited and Small Business Unlimited calling plans offer consumers unlimited local and long distance calling, and popular features like call waiting, call forwarding and voicemail — for one low, flat monthly rate.

Vonage’s service is sold on the web and through national retailers including Best Buy, Circuit City, Wal-Mart Stores Inc. and Target and is available to customers in the U.S., Canada and the United Kingdom.

Vonage Holdings Corp. is headquartered in Holmdel, New Jersey. Vonage(R) is a registered trademark of Vonage Marketing Inc., a subsidiary of Vonage Holdings Corp.

Vonage Investor Contacts:	Vonage Media Contact:

Leslie Arena	Meghan Shaw
732.203.7372	732.528.2677
leslie.arena@vonage.com	meghan.shaw@vonage.com

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